UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU 2015 ANNUAL REPORT FILING INCLUDING UPDATED CAPEX FORECAST

(Santiago, Chile, March 29th, 2016) – Compañía Cervecerías Unidas S.A. ("CCU") has published yesterday its 2015 Annual Report, including an update of the forecasted Capital Expenditures. Included below is an English translation of such information:

The investment program for the period 2016-2019 in each of the Operating segments is indicated in the following table.

Million CLP	2016	2017	2018	2019
Chile	59,949	48,309	136,137	89,350
International Business	48,699	42,505	29,026	21,003
Wine	12,145	10,860	11,904	9,767
Others	35,421	41,935	47,688	41,871
TOTAL	156,214	143,610	224,754	161,991

The full version of the Annual Report, only available in Spanish, can be found on CCU´s website.  The information on our website is not incorporated by reference into this document.

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable.  They also relate to our future prospects, development and business strategies.

We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

•         our success in implementing our investment and capital expenditure program;

•         the nature and extent of future competition in our principal marketing areas;

•         the nature and extent of a global financial disruption and its consequences;

•         political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and

•         other factors discussed under the heading “Risk Factors” as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.  We undertake no obligation to publically update any of these forward-looking statements to reflect events or circumstances after the date of this document, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 29, 2016